[Letterhead of World Am, Inc.]

                                                                October 10, 2006

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:   World Am, Inc. (the "Company")
            Registration Statement on Form SB-2
            Filed July 13, 2006
            File No. 333-135748

Ladies and Gentlemen:

      The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on July 13, 2006 (File No. 333-135748) (the "Registration Statement").

      The Company requests this withdrawal because it has elected not to pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement.

      Please apply the Company's filing fee to its account with the Commission.

      If you have any questions concerning this matter,  please contact Marcelle
S. Balcombe at (212) 930-9700.

      Thank you for your assistance in this matter

                                       Very truly yours,

                                       By: /s/ Robert A. Hovee
                                           -------------------
                                           Robert A. Hovee
                                           Chairman/CEO